FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 [17 C.F.R. §200.83]

Ms. Suzanne Hayes Assistant Director Securities and Exchange Commission Washington, D.C. 20549	Allen & Overy LLP 52, Avenue Hoche CS 90005 75379 Paris Cedex 08 France Tel +33 (0)1 40 06 54 00 Fax +33 (0)1 40 06 54 54

Our ref                    0033661-0000313 PA:9617666.1

November 1, 2012

National Bank of Greece

Request for FOIA Confidential Treatment

Dear Ms. Hayes,

In response to your request, we are enclosing a copy of a letter setting out an analysis regarding the Company’s intention to proceed with a corporate transaction without filing a registration statement in respect thereof with the Securities and Exchange Commission (the Confidential Information).

Because of the commercially sensitive nature of the Confidential Information, we hereby request, on behalf of National Bank of Greece, pursuant to Rule 83 of the Commission’s Freedom of Information and Privacy Act (17 C.F.R. §200.83) (Rule 83), that you accord confidential treatment to this letter and the Confidential Information and not disclose them to any person who is not an employee of the Commission, unless otherwise required to do so by law. In the event of any request for disclosure of this letter or the Confidential Information made pursuant to the Freedom of Information and Privacy Act or otherwise, please promptly inform me and Mr. Panagiotis Chatziantoniou, Head of Finance Division, National Bank of Greece, 86 Eolou Street, Athens 102 32, Greece, Telephone number: + 30 210 3695708 and E-mail: xatziantoniou.panagiotis@nbg.gr, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Yours sincerely

/s/ Diana Billik
Diana Billik
Partner

Copy	Mr. Panagiotis Chatziantoniou, National Bank of Greece
FOIA Office 100 F Street, NE

Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is authorised and regulated by the Solicitors Regulation Authority of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AD and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.

Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Athens, Bangkok, Beijing, Belfast, Bratislava, Brussels, Bucharest (associated office), Budapest, Casablanca, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hanoi, Ho Chi Minh City, Hong Kong, Istanbul, Jakarta (associated office), London, Luxembourg, Madrid, Mannheim, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (associated office), Rome, São Paulo, Shanghai, Singapore, Sydney, Tokyo, Warsaw and Washington, D.C.

Confidential Treatment Requested by National Bank of Greece S.A.

Mail Stop 2736 Washington, DC 20549

Confidential Treatment Requested by National Bank of Greece S.A.